Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. Intercepts 15.57 g/tonne over 6.30 m True Width at
    Seabee Deep

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, Oct. 18 /CNW Telbec/ - Claude Resources Inc. is pleased to report results from its underground exploration program at its Seabee Mine located in Northern Saskatchewan. Highlights include:

    <<
        - UO7-546   15.57 grams per tonne over 6.30 metres
        - UO7-550   11.03 grams per tonne over 5.20 metres
        - UO7-555   11.54 grams per tonne over 5.00 metres

    The following are initial drill results from Seabee Deep drilling program
(listed in order by ELEV.):

    -------------------------------------------------------------------------
                       MIDPOINT MINE COORDINATES (m)
                     -------------------------------                   TRUE
    HOLE ID            NORTH       EAST        ELEV.      GRADE       WIDTH
                                                      g/T(uncut)         (m)
    -------------------------------------------------------------------------
    U07-550          1136.94    1366.67     -462.54       11.03        5.20
    -------------------------------------------------------------------------
    U07-546          1141.59    1373.98     -470.25       15.57        6.30
    -------------------------------------------------------------------------
    U07-557          1123.35    1450.04     -477.65        7.31        6.50
    -------------------------------------------------------------------------
    U07-551          1138.37    1360.31     -493.41        0.47        2.30
    -------------------------------------------------------------------------
    U07-547          1130.99    1376.86     -513.55        6.37        0.90
    -------------------------------------------------------------------------
    U07-552          1133.99    1358.97     -537.37        1.73        1.70
    -------------------------------------------------------------------------
    U07-548          1127.71    1376.10     -550.18        0.37        2.20
    -------------------------------------------------------------------------
    U07-549          1121.68    1376.59     -610.37        9.33        3.90
    -------------------------------------------------------------------------
    U07-553          1107.50    1375.76     -639.55       11.35        2.00
    -------------------------------------------------------------------------
    U07-554          1111.11    1379.08     -677.62        9.16        2.20
    -------------------------------------------------------------------------
    U07-555          1115.68    1371.14     -704.14       11.54        5.00
    -------------------------------------------------------------------------
    U07-556          1119.44    1384.88     -748.12        7.19        4.80
    -------------------------------------------------------------------------
    Shaft Collar Elevation is +471.50m
    >>

    In the August 8, 2007 news release, Claude Resources Announces Second
Quarter Results, the Company reported updated mineral reserves totaling
802,600 tonnes, grading 6.94 grams per tonne and 179,100 ounces. Philip Ng,
Vice-President of Mining Operations states that, "The results reported today extend Seabee Deep's mineralization approximately 200 metres beyond any identified proven and probable reserves previously reported." Mr. Ng continued, "We expect these results will have a positive impact on Seabee's mineral reserves and resources." Further drilling results at Seabee are pending.
    Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site. Duplicate check assays were conducted at site as well as at TSL Laboratories in Saskatoon. The results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. A minimum sampling length was 0.3m while the maximum was 1.0m. 200 gram samples were pulverized until greater than 80% passes through 200 mesh screen.
30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01g/t detection limit). All exploration programs were conducted under the direction of Qualified Person Judy Stoeterau, P.Geo.,
Vice-President, Exploration with Claude Resources Inc. She has reviewed the contents of this news release for accuracy.

    Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 775,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., (306) 668-7505; Philip Ng, Vice President Mining Operations,
Claude Resources Inc., (306) 668-7505, clauderesources(at)clauderesources.com,
www.clauderesources.com; Renmark Financial Communications Inc.: Neil
Murray-Lyon: nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:50e 18-OCT-07